UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         STATEMENT RE CHANGE IN MAJORITY
                       OF DIRECTORS PURSUANT TO RULE 14F-1
                               UNDER SECTION 14(f)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           Commission File No. 0-8567

                             DATAMETRICS CORPORATION
                    (Exact name of registrant in its charter)

             DELAWARE                                              95-3545701
(State or other jurisdiction of incorporation                  (I.R.S. Employer
          or organization)                                   Identification No.)


              21135 Erwin Street, Woodland Hills, California 91367 (Address of principal executive office, including Zip Code)


                 Registrant's telephone number - (818) 598-6200


                           Securities registered under
                       Section 12(b) of the Exchange Act:
                          COMMON STOCK, $0.01 PAR VALUE
                              (Title of each class)

                             DATAMETRICS CORPORATION
                               21135 ERWIN STREET
                        WOODLAND HILLS, CALIFORNIA 91367

                        INFORMATION STATEMENT PURSUANT TO
                         SECTION 14(f) OF THE SECURITIES
                   EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREOF

                         NO VOTE OR OTHER ACTION OF THE
                       COMPANY'S STOCKHOLDERS IS REQUIRED
                       IN CONNECTION WITH THIS INFORMATION
                                    STATEMENT


           This Information Statement is being mailed on or about October 24, 1996 to the holders of shares of Common Stock, par value $0.01 per share (the "Common Stock"), of Datametrics Corporation, a Delaware corporation (the "Company"), in connection with the designation of persons (the "Designated Directors") to the Board of Directors of the Company, other than at a meeting of stockholders. No action is required by the stockholders of the Company in connection with the appointment of the Designated Directors.

           On October 8, 1996, Richard A. Foster, resigned his position as Chairman and a member of the Board of Directors of the Company and Dann V. Angeloff resigned his position as a Director of the Company. The continuing members of the Board are Sidney E. Wing, W. Allen Surber and Bernard F. Girma (the "Continuing Directors").

           On October 8, 1996, Daniel P. Ginns, Adrien A. Maught, Douglas S. Friedenberg and James Haber were designated to fill the vacancies in the Board (Messrs. Ginns, Maught, Friedenberg and Haber are sometimes referred to collectively as the "Designated Directors"). In addition, Mr. Ginns assumed the position of Chairman of the Board of Directors.

           These actions took place after a meeting (the "October 7, Meeting") attended by Messrs. Ginns, Maught, Friedenberg and Haber as well as Messrs. Foster and Angeloff. Also in attendance was John Van Buren, the Senior Vice President, Chief Financial Officer and Treasurer of the Company. The October 7 Meeting took place after a prior meeting, held on September 27, 1996, at which Daniel Ginns, Douglas Friedenberg and James Haber met with Sidney E. Wing, the Chief Executive Officer of the Company. At that meeting it was explained to Mr. Wing that Messrs. Friedenberg and Haber believed that a new Board of Directors would provide a fresh perspective as well as new financial and business resources which would inure greatly to the benefit of all stockholders of the Company. As part of this strategy to enhance stockholder value, Messrs.
Friedenberg   and  Haber   indicated   that  they  sought  Wing's   support  and
participation in effecting a smooth transition by, among other things, (i) seeking the resignation of the current Board of Directors of the Company; (ii) electing new members to the Board of Directors of the Company who enjoy their support and confidence; and (iii) implementing new business initiatives.

                   INFORMATION ABOUT THE DESIGNATED DIRECTORS

           The following  sets forth certain  information  regarding each of the
Designated   Directors  who  will  serve  until  the  next  annual   meeting  of
stockholders and until their successors are duly elected and qualified.

DOUGLAS S. FRIEDENBERG (45) has been President of Firebird Capital Management since 1993, managing two hedge funds. This work has included active participation in corporate restructuring when necessary. He has also written a regular column for HEDGE FUND REVIEW, an industry publication. In 1991, Mr. Friedenberg co-founded and became President of Unicorn Capital Management, a hedge fund manager. From 1983 to 1991, he managed investor portfolios for Morgan Stanley. He specialized in convertible bonds and other derivative securities.

DANIEL P. GINNS (46) is President of Belmont Capital, Inc., an investment, management and financial advisory company. He was President of American Bridge Capital Services Incorporated, a short-term finance investment company, and its predecessor partnership, American Bridge Finance Limited Partnership from 1985 to 1991. Mr. Ginns also held the position of Senior Vice President of Corporate Finance of Moseley Securities from 1985 to 1988 and was named head of Corporate Finance of Moseley Securities in 1987. Prior to his work at Moseley Securities, Mr. Ginns worked in the corporate finance department of Warburg Paribas Becker, Inc. from 1980 to 1984 and as a financial advisor to Nissho Iwai Corporation in Tokyo, Japan from 1978 to 1980.

ADRIEN A. MAUGHT (47) is currently President of the Adrien A. Maught Company, a consulting firm which has provided production and operations management to manufacturing, service and industrial companies for the past twenty years. He is also President and Chief Executive Officer of Park Plaza, Inc. From 1976 to 1980, Mr. Maught was Senior Vice President of OMI, a diversified international oil field supplies and environmental protection company. Prior to that experience, he spent several years with Frank B. Hall & Company and Johnson & Higgins, Inc. in various capacities within the insurance industry.

JAMES HABER (33) is the sole General Partner of Infiniti Investment Fund, L.P., an investment partnership founded in 1991. Infiniti Investment Fund, L.P. is engaged in a wide range of investment activities of publicly traded securities. Since 1993, Mr. Haber has also served as the Trading Manager of Tendencia Overseas Fund, Ltd., an investment fund which is engaged in investment activities similar to those of Infiniti Investment Fund, L.P. From 1985 to 1990, he was a financial consultant for Merrill Lynch where he was involved in various trading and financial management positions involving a broad spectrum of investment vehicles.

                     INFORMATION ABOUT CONTINUING DIRECTORS

           The  following  sets  forth  certain  information  about  each of the
Continuing   Directors  who  will  serve  until  the  next  annual   meeting  of
stockholders and until their successors are duly elected and qualified.

SIDNEY E. WING (64) has been President and Chief Executive Officer of the Company since September 1988. From September 1986 to September 1988, he was President and Chief Operating Officer of Resdel Engineering in Arcadia,
California. Prior to this time and for more than five years, he was Vice President of Business Development with Interstate Electronics in Anaheim, California. Mr. Wing is a director of Hi Sheer Technology Corp.

BERNARD F. GIRMA (49) has been the President and Chief Executive Officer of Vivid Image Company, a manufacturer of high speed PostScript controllers for the printing and publishing industry, since 1996. Mr. Girma was a director of Digital Printing and Imaging Association from 1995 to 1996. Mr. Girma was the Vice President-Strategic Planning of CalComp, a manufacture of plotters, printers and digitizers. From 1994 to 1995 Mr. Girma was Vice President and General Manger of CalComp's printing division.

W. ALLEN SURBER (56) has been a principal of BlueRidge Partners, a technology, engineering and business management consulting practice since 1994. From 1991 to 1994 he was Senior Vice President and General Manager of the printer solutions business of Genicom Corporation. From 1986 to 1991 he was Senior Vice President Engineering and Research and Chief Technical Officer of Dataproduct Corporation.

                   SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL
                      OWNERS AND MANAGEMENT OF THE COMPANY

           The following table sets forth, as of October 22, 1996, the number and percentage ownership of the Company's Common Stock by each Continuing Director, certain executive officers, each of the Designated Directors and by all officers and directors (including the Designated Directors) of the Company as a group. To the Company's knowledge, no person or entity owns 5% or more of the Company's Common Stock. Except as otherwise indicated, and subject to applicable laws, each of the persons named has sole voting and investment power with respect to the Common Stock shown as beneficially owned. An asterisk denotes beneficial ownership of less than 1%. On October 22, 1996, the Company had 12,264,408 shares of Common Stock outstanding.


                                                     AMOUNT AND
                                                      NATURE OF    PERCENTAGE OF
                                                     BENEFICIAL     OUTSTANDING
                NAME AND ADDRESS(1)                   OWNERSHIP        SHARES
                -------------------                   ---------      ----------

CONTINUING DIRECTORS

W. Allen Surber ...................................     2,500(2)           *
Sidney E. Wing ....................................   199,745(3)          1.6%
Bernard F. Girma ..................................         0(4)           *

EXECUTIVE OFFICERS (excluding those items above)

Harry P. Alteri ...................................    74,473(5)           *
Ronald N. Iverson .................................    63,125(6)           *
Carl C. Stella ....................................    58,522(7)           *
John J. Van Buren .................................   110,987(8)           *

DESIGNATED DIRECTORS

James Haber .......................................   469,700(9)          3.8%
609 Fifth Avenue, Suite 912
New York, New York 10017

Douglas S. Friedenberg ............................   296,942(10)         2.4%
1775 Broadway, Suite 1410
New York, New York 10019

Daniel P. Ginns ...................................         0(11)          *
62 Hampton Road
Chatham, New Jersey 07928

Adrien A. Maught ..................................         0(12)          *
446 Old Oak Circle
Palm Harbor, Florida 34685

                                                     AMOUNT AND
                                                      NATURE OF    PERCENTAGE OF
                                                     BENEFICIAL     OUTSTANDING
                NAME AND ADDRESS(1)                   OWNERSHIP        SHARES
                -------------------                   ---------      ----------

All Officers and Directors, including the Designated
Directors as a group (11 persons).................. 1,506,827            11.8%


-------------
(1) Except where otherwise indicated, the address for all persons listed is c/o the Company, 21135 Erwin Street, Woodland Hills, California 91367.
(2) Includes 2,500 shares subject to non-qualified stock options which are presently exercisable. Such options have an exercise price of $7.875 and expire on December 14, 2000. Excludes 22,500 shares subject to non-qualified stock options which are not presently exercisable. Of such options, 7,500 have an exercise price of $7.875 and expire on December 14, 2000, and 15,000 have an exercise price of $3.00 and expire on August 6, 2001.
(3) Includes 171,250 shares subject to incentive and non-qualified stock options which are presently exercisable. Of such options, 100,000 have an exercise price of $1.25 and expire on September 5, 1998, 37,500 have an exercise price of $3.25 and expire on October 28, 1998, 8,750 have an exercise price of $5.75 and expire on February 22, 2000 and 25,000 have an exercise price of $7.875 and expire on December 14, 2000. Excludes 98,750 shares subject to incentive and non-qualified stock options which aren't presently exercisable. Of such options, 12,500 have an exercise price of $3.25 and expire on October 28, 1998, 11,250 have an exercise price of $5.75 and expire on February 22, 2000, and 75,000 have an exercise price of $7.875 and expire on December 14, 2000.
(4) Excludes 15,000 shares subject to non-qualified stock options which are presently not exercisable. Such options have an exercise price of $2.625 and expire on August 9, 2001.
(5) Includes 27,375 shares subject to incentive stock options which are presently exercisable. Of such options, 7,500 have an exercise price of $2.875 and expire on December 17, 1998, 15,625 have an exercise price of $2.6875 and expire on April 8, 1999, 1,750 have an exercise price of $5.75 and expire on February 22, 2000 and 2,500 have an exercise price of $7.875 and expire on December 14, 2000. Excludes 21,625 shares subject to incentive stock options which are not presently exercisable. Of such options, 2,500 have an exercise price of $2.875 and expire on December 17, 1998, 9,375 have an exercise price of $2.6875 and expire on April 8, 1999, 2,250 have an exercise price of $5.75 and expire on February 22, 2000 and 7,500 have an exercise price of $7.875 and expire on December 14, 2000.
(6) Includes 63,125 shares subject to incentive and non-qualified stock options which are presently exercisable. Of such options, 25,000 have an exercise price of $1.4375 and expire on August 17, 2003, 21,875 have an exercise price of $2.6875 and expire on April 8, 1999, 4,375 have an exercise price of $5.75 and expire on February 22, 2000, and 11,875 have an exercise price of $7.875 and expire on December 14, 2000. Excludes 61,875 shares subject to incentive and non-qualified stock options which are not presently exercisable. Of such options, 7,500 have an exercise price of $1.4375 and expire on August 17, 2003, 13,125 have an exercise price of $2.6875 and expire on April 8, 1999, 5,625 have an exercise price of $5.75 and expire on February 22, 2000 and 35,625 have an exercise price of $7,875 and expire on December 14, 2000.

(7) Includes 25,950 shares subject to incentive and non-qualified stock options which are presently exercisable. Of such options, 10,950 have an exercise price of $2.875 and expire on December 17, 1998, 4,375 have an exercise price of $5.75 and expire on February 22, 2000 and 10,625 have an exercise price of $7.875 and expire on December 14, 2000. Excludes 43,750 shares subject to incentive and non-qualified stock options which are not presently exercisable. Of such options, 6,250 have an exercise price of $2.875 and expire on December 17, 1998, 5,625 have an exercise price of $5.75 and expire on February 22, 2000 and 31,875 have an exercise price of $7.875 and expire on December 14, 2000.
(8) Includes 32,500 shares subject to incentive and non-qualified stock options which are presently exercisable. Of such options, 18,750 have an exercise price of $2.875 and expire on December 17, 1998, 4,375 have an exercise price of $5.75 and expire on February 22, 2000 and 9,375 have an exercise price of $7.875 and expire on December 14, 2000. Excludes 40,000 shares subject to incentive and non-qualified stock options which are not presently exercisable. Of such options, 6,250 have an exercise price of $2.875 and expire on December 17, 1998, 5,625 have an exercise price of $5.75 and expire on February 22, 2000 and 28,125 have an exercise price of $7.875 and expire on December 14, 2000.
(9) The shares are held in discretionary accounts over which Mr. Haber has investment discretion. Excludes 15,000 shares subject to non-qualified stock options which are not currently exercisable. Such options have an exercise price of $1.25 and expire on October 8, 2001.
(10) The shares are held in discretionary accounts over which Mr. Friedenberg has investment discretion. Excludes 15,000 shares subject to non-qualified stock options which are not currently exercisable. Such options have an exercise price of $1.25 and expire on October 8, 2001.
(11) Excludes 15,000 shares subject to non-qualified stock options which are not currently exercisable. Such options have an exercise price of $1.25 and expire on October 8, 2001.
(12) Excludes 15,000 shares subject to non-qualified stock options which are not currently exercisable. Such options have an exercise price of $1.25 and expire on October 8, 2001.

                             EXECUTIVE COMPENSATION

           The following table shows, for fiscal years 1993, 1994 and 1995, the compensation earned by the Chief Executive Officer and the four most highly compensated executive officers of the Company (the "Named Executive Officers"):


                           SUMMARY COMPENSATION TABLE

                                                                               Long Term Compensation
                                                                          ---------------------------------
                                          Annual Compensation                    Awards           Payout
                                   -------------------------------        -------------------   -----------

                                                        Other Annual     Restricted  Number of   Long-Term    All Other
     Name and Principal                                 Compensation       Stock      Options/   Incentive    Compens-
         Position(s)        Year   Salary($)  Bonus($)      (1)            Awards      SARS(#)  Plan Payout  sation ($)(2)
     ------------------     ----   --------   --------    --------        --------     ------   -----------   -----------
Sidney E. Wing,             1995   $178,240   $  2,454      $   --        $      0     20,000   $      0      $      0
  President and Chief       1994    163,846          0          --               0          0          0             0
  Executive Officer         1993    165,864     17,930          --               0     50,000          0         1,134

Carl C. Stella,             1995   $127,011   $  1,816      $   --        $      0     10,000   $      0      $      0
  Senior Vice President     1994    119,811          0          --               0     25,000          0             0
                            1993    126,029     11,490          --               0          0          0         1,134

Harry P. Alteri,            1995   $126,138   $  1,784      $   --        $      0      4,000   $      0      $      0
  Vice President            1994    117,311          0          --               0     35,000          0             0
                            1993    122,653      8,857          --               0          0          0         1,134

Ronald N. Iverson           1995   $124,516   $  1,761      $   --        $      0     10,000   $      0      $      0
  Vice President            1994    117,420          0          --               0     35,000          0             0
                            1993     36,928          0          --               0     40,000          0             0

John J. Van Buren,          1995   $122,436   $  1,732      $   --        $      0     10,000   $      0      $      0
  Senior Vice President     1994    114,278          0          --               0     25,000          0             0
  Chief Financial Officer   1993    119,622     10,959          --               0          0          0         1,134

----------------------------
(1) Perquisites to each officer did not exceed the lesser of $50,000 or 10% of the total salary and bonus for such officer.
(2)   Company matching contributions to the Company's 401(k) plan.

           The following table sets forth information regarding the grant of stock options during fiscal 1995 to the Named Executive Officers:

                                                        OPTION GRANTS IN FISCAL 1995



                                                 Individual Grants                                        Potential Realizable Value
                         -----------------------------------------------------------------------------    at Assumed Annual Rates of
                                                                                                           Stock Price Appreciation
                                             Percentage of Total Options      Exercise                        for Option Term(3)
                         Numbers of          Granted to Employees               Price       Expiration     ----------------------
    Name                 Options Granted     yees in Fiscal 1995(1)           Per Share      Date (2)         5%            10%
  --------               ---------------     --------------------------       ---------     ---------      --------      --------
Sidney E. Wing ............  20,000                   13.99%                     $5.75      2/22/00         $31,800      $70,200

Carl C. Stella.............  10,000                    6.99%                     $5.75      2/22/00         $15,900      $35,100

Harry P. Alteri............   4,000                    2.80%                     $5.75      2/22/00         $ 6,360      $14,040

Ronald N. Iverson .........  10,000                    6.99%                     $5.75      2/22/00         $15,900      $35,100

John J. Van Buren .........  10,000                    6.99%                     $5.75      2/22/00         $15,900      $35,100

--------------------------------
(1) No stock appreciation rights were granted to any of the Named Executive Officers or other Company employees in fiscal 1995.
(2) The options become exercisable equally over 16 quarters from the date of grant and expire five years from the date of grant.
(3) The dollar amounts under these columns are the result of calculations at the assumed compounded market appreciation rate of 5% and 10% as required by the Securities and Exchange Commission over a five-year term and, therefore, are not intended to forecast possible future appreciation, if any, of the stock price.

           The following table sets forth information with respect to the Named Executive Officers concerning the exercise of options during fiscal 1995 and unexercised options held as of October 29, 1995:


                         OPTION EXERCISES IN FISCAL 1995
                       AND OCTOBER 29, 1995 OPTION VALUES

                                                                                                           Value of Unexercised
                                                                            Number of Unexercised          In-the-Money Options
                                                                          Options at October 29, 1995       at October 29, 1995
                             Number of Shares                             ---------------------------    --------------------------
   Name                     Acquired on Exercise       Value Realized     Exercisable/Unexercisable      Exercisable/Unexerciseable
   ----                     --------------------       --------------     -------------------------      --------------------------
Sidney E. Wing..............          0                $       0               177,500/42,500               $1,358,750/211,250

Carl C. Stella..............     67,800                  526,975                 4,387/22,813                   22,813/120,277

Harry P. Alteri.............     15,000                  142,500                14,250/24,750                   91,164/150,648

Ronald N. Iverson...........      7,500                   44,094                26,875/50,625                  188,164/330,430

John J. Van Buren...........     20,000                   87,500                67,187/22,813                  516,598/120,277


SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

           In November 1994, the Company established a Supplemental Executive Retirement Plan ("SERP"), a defined benefit pension plan covering Messrs. Wing, Horowitz, Stella and Van Buren. The SERP provides that upon a participant's retirement from the Company, the participant will receive an annual benefit payment for fifteen years. The annual benefit amount is generally equal to 50% of the participant's average annual compensation for the five years preceding retirement, reduced by the participant's annual Social Security benefit. Participants may also elect to receive a lump-sum payment equal to 90% of the net present value of the aggregate benefit amount. The SERP also provides for early retirement and death benefit payments under certain circumstances. Participants vest in their benefits 20% after one year of credited service and an additional 5% each quarter thereafter, with benefits being fully vested after five years of credited service. Credited service is measured from November 1, 1994. Because upon each participant's fiscal 1995 compensation, and assuming full vesting, the annual benefit payment under the SERP to Messrs. Wing, Stella, Van Buren and Horowitz upon retirement would be approximately $86,200, $58,400, $54,100 and $56,300, respectively.


                              CERTAIN TRANSACTIONS

           The Company, through the Compensation and Stock Option Committee of the Board of Directors, has an agreement with Mr. Wing whereby Mr. Wing will receive certain salary continuation payments in the event of an acquisition or merger involving the Company which results in him not being offered by the acquiring party continued employment at his past compensation level. The agreement provides that if such an acquisition or merger occurs, Mr. Wing will retain a six-month salary continuation and option vesting period in the event of a qualifying acquisition or merger. If Mr. Wing accepts other employment during any salary continuation period, his compensation in his new position will reduce salary continuation payments to be made to him under the agreement.

           On October 18, 1989, the Company and Mr. White, who prior to his resignation on August 6, 1996 was a Board member, entered into a Deferred Compensation Agreement which provides that the Company will pay Mr. White deferred compensation benefits of $5,000 per month for five years commencing May 1, 1990 and $2,500 per month for the following five years.

           The Company has entered into a Consulting Agreement with Mr. Angeloff, who prior to his resignation on October 8, 1996 was a Board member, pursuant to which Mr. Angeloff provides financial advisory and consulting services to the Company. The Company paid Mr. Angeloff an aggregate of $128,000 in consulting fees under such agreement in fiscal 1995. Mr. Angeloff received no other fees for his services as a Director of the Company. For a description of this consulting agreement, see "Election of Directors -- Compensation of Board of Directors" elsewhere in this Information Statement.

           The Company currently uses the services of a travel agency owned by Mr. Zeiger, who prior to his resignation on August 6, 1996, was a Board member. The Company believes that it obtains travel services from this agency of a similar type and on similar terms to that available from unaffiliated agencies.

INFORMATION CONCERNING THE BOARD OF DIRECTORS AND CERTAIN COMMITTEES THEREOF

           The Board of Directors held six (6) in-person meetings and three (3) telephonic meetings during fiscal 1995. Each person who was a director during fiscal 1995 attended more than 75% of the total number of meetings of the Board, except Richard A. Foster who attended 67% of the meetings.

           The Company has an Audit Committee currently consisting of Daniel Ginns, Chairman, Adrien Maught and Allen Surber. Until their resignations on October 8, 1996, August 6, 1996 and

October 8, 1996, respectively, Richard A. Foster, Garland S. White and Dann V. Angeloff, former 11 directors were members of the Audit Committee. The Audit Committee held one (1) meeting during fiscal 1995 which was attended by all members. The Audit Committee's responsibilities during fiscal 1995 included, among other things, the selection of Ernst & Young as the Company's independent certified public accountants and meetings with Ernst & Young regarding their management letters and the fiscal 1995 audit.

           The Board of Directors has a Compensation and Stock Option Committee consisting of James Haber, Chairman, Douglas Friedenberg and Bernard Girma. Until their resignations on October 8, 1996, Richard A. Foster and Dann V. Angeloff, former directors of the Company, were members of the Compensation and Stock Option Committee. The Compensation and Stock Option Committee held two (2) meetings during fiscal 1995 which were attended by all members. The functions of the Compensation and Stock Option Committee are to establish compensation for all executive officers of the Committee and to administer the Company's stock option plan.

           The Board of Directors has a Nominating Committee consisting of Douglas Friedenberg, Chairman, James Haber and Sidney E. Wing. Until his resignation in October 8, 1996, Dann V. Angeloff, a former director of the Company, was a member of the Nominating Committee. The Nominating Committee held no meetings during fiscal 1995. The Nominating Committee seeks out, evaluates and recommends to the Board of Directors qualified nominees for election as directors of the Company and considers other matters pertaining to the size and compensation of the Board. The Nominating Committee will give appropriate consideration to qualified persons recommended by stockholders for nomination as directors provided that such recommendations are accompanied by information sufficient to enable the Nominating Committee to evaluate the qualifications of the nominee.

COMPENSATION OF BOARD OF DIRECTORS

           Garland S. White, a former director of the Company received an annual retainer of $15,000 plus a monthly retainer fee of $1,000 for services as Chairman of the Board of Directors. From November 1994 to February 1995, Mr. Angeloff received a $3,000 monthly retainer for service on the Board of Directors and for providing financial advisory and consulting services to the Company. In February 1995, the Board approved a new consulting agreement with Mr. Angeloff under which the monthly retainer was increased to $6,000. In addition, the agreement provides that if Mr. Angeloff's services are requested on a capital raising or merger/acquisition assignment the Company will pay Mr. Angeloff additional monthly retainers of $10,000 and $7,500, respectively, for a minimum two month term. In fiscal 1995, Mr. Angeloff received an aggregate of $128,000 in consulting fees under his consulting agreement, including $50,000 in monthly retainers for capital raising activities and $15,000 in monthly retainers for merger/acquisition activities. Mr. Angeloff received no other fees for Board or Committee meetings. All other directors receive an annum retainer fee of $7,500 for services as directors. In addition, they receive $800 for each in-person Board meeting and Committee meeting, together with reimbursement of out-of-pocket expenses. The Committee chairman receives $1,600 per in-person Committee meeting.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.

           Under Section 16(a) of the Exchange Act, directors, executive officers and beneficial owners of 10% or more of the Company's Common Stock ("Reporting Persons") are required to report to the Securities and Exchange Commission, on a timely basis, the initiation of their status as a Reporting Person and any changes with respect to their beneficial ownership of the Company's Common Stock. Based solely on its review of such forms received by it, the Company believes that all filing requirements applicable to its directors, executive officers and beneficial owners of 10% or more of the Common Stock were complied with during fiscal 1995.

                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the report to be signed on its behalf by the undersigned thereto duly authorized.


                                             DATAMETRICS CORPORATION



Dated:  October 24, 1996                     By:  /s/ Daniel P. Ginns
                                                ------------------------------
                                                Name:  Daniel P. Ginns
                                                Title: Chief Executive Officer